Exhibit 99.3

Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. V51177-P12655 1. To elect Frank Dangeard and Phuthuma Nhleko to serve as Class I Directors until the Company’s annual general meeting to be held for the year ended December 31, 2027 (the “2027 AGM”) or, if the Restated Articles (as defined below) are adopted at this AGM, until the annual general meeting to be held for the year ended December 31, 2025 (the “2025 AGM”) and in either case, or until their earlier death, resignation, disqualification or removal. 2. Subject to and effective upon the adoption of the Restated Articles (as defined below) at this AGM, the election of Bashir el Rufai and Nick Land as Class II Directors until the 2025 AGM, or until their earlier death, resignation, disqualification or removal. 2a. Bashir el Rufai 1a. Frank Dangeard 1b. Phuthuma Nhleko 2b. Nick Land 3. To resolve as a special resolution that the existing Amended and Restated Memorandum and Articles of Association of the Company (the “Existing Articles”) be replaced in their entirety with the Second Amended and Restated Memorandum and Articles of Association (the “Restated Articles”) in the form tabled at this AGM. For Withhold For Withhold IHS HOLDING LIMITED The Board of Directors recommends you vote FOR the following: The Board of Directors recommends you vote FOR the following: The Board of Directors recommends you vote FOR the following: IHS HOLDING LIMITED 1 CATHEDRAL PIAZZA 123 VICTORIA STREET LONDON, SW1E 5BP UNITED KINGDOM Nominees: Nominees: Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. ! ! ! ! ! ! ! ! ! ! ! For Against Abstain VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on June 27, 2024. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. SHAREHOLDER MEETING REGISTRATION To vote and/or attend the meeting, go to the "Attend a Meeting" link at www.proxyvote.com. SCAN TO VIEW MATERIALS & VOTEw

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. V51178-P12655 IHS HOLDING LIMITED ANNUAL GENERAL MEETING OF SHAREHOLDERS JUNE 28, 2024 1:00 PM LONDON TIME THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The shareholder(s) hereby appoint(s) Mustafa Tharoo and Steve Howden, or either of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the Ordinary Shares in the capital of IHS HOLDING LIMITED that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 1:00 PM London Time, on June 28, 2024, at the offices of Latham & Watkins LLP located at 99 Bishopsgate, London, EC2M 3XF, United Kingdom, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. In their discretion, the named proxies herein are authorised to vote upon such other matters that may properly come before the meeting or any adjournment or postponement thereof. (CONTINUED AND TO BE SIGNED ON REVERSE SIDE)